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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


-------------- --------------- --------------- --------------- --------------- ----------------
(CHECK ONE):    [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR
-------------- --------------- --------------- --------------- --------------- ----------------


For Period Ended: APRIL 22, 2007
                  --------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION
PERKINS & MARIE CALLENDER'S INC.
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Full Name of Registrant

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Former Name if Applicable
6075 POPLAR AVENUE, SUITE 800
Address of Principal Executive Office (STREET AND NUMBER)
MEMPHIS, TENNESSEE 38119
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City, State and Zip Code


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PART II -- RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

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            a)      The reasons described in reasonable detail in Part III of
                    this form could not be eliminated without unreasonable effort or expense;
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            b)      The subject annual report, semi-annual report,
                    transition report on Form 10-K, Form 20-F,11-K or
                    Form N-SAR, or portion thereof, will be filed on or
                    before the fifteenth calendar day following the
                    prescribed due date; or the subject quarterly report
                    of transition report on Form 10-Q, or portion thereof
                    will be filed on or before the fifth;
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            c)      The accountant's statement or other exhibit required
                    by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Registrant is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the fiscal first quarter ended April 22, 2007 on a timely basis because the Registrant requires additional time to issue its consolidated financials. The Registrant's Quarterly Report on Form 10-Q is due to be filed with the SEC on June 6, 2007, and the Registrant intends to file the Form 10-Q as soon as practicable after the completion of the financials. This will likely not occur until after the fifth calendar day following the prescribed due date of the Form 10-Q.

PART IV-- OTHER INFORMATION

     1) Name and telephone number of person to contact in regard to this notification


        James W. Stryker              (800)                   877 - 7375
        ---------------------  ---------------------  --------------------------
             (Name)                (Area Code)            (Telephone Number)


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     2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No
        Form 10-K for the year ended December 31, 2006.

     3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
        report or portion thereof?   [X] Yes  [ ] No

        Projected net loss for the first fiscal quarter ended April 22, 2007 is approximately $(2,749,000) versus net loss for the first fiscal quarter ended April 16, 2006 of $(5,224,000).

             If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        PERKINS & MARIE CALLENDER'S INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

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Date:  JUNE 6, 2007
                                           By  /s/ James W. Stryker
                                               ---------------------------------
                                                   Name:  James W. Stryker
                                           Title:  Chief Financial Officer

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.